Exhibit 99.1

REE Automotive Ltd. Announces Receipt of Notice of Deficiency from Nasdaq Resulting from Previously Announced Departure of Director

February 10, 2023

TEL-AVIV, Israel, February 10, 2023 (GLOBE NEWSWIRE) -- REE Automotive Ltd. (NASDAQ: REE) (“REE” or the “Company”), an automotive technology company and developer of electric vehicle platforms, announced that it received a notice of deficiency (the “Notice”) from the Nasdaq Stock Market (“Nasdaq”). The non-compliance cited by Nasdaq in the Notice is the result of the previously-announced departure of Ms. Lilach Geva-Harel from her position on the audit committee of the Company’s board of directors. With the departure of Ms. Lilach Geva-Harel, the Company is currently not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring three members on its audit committee.

The Notice indicated that, consistent with Nasdaq Listing Rule 5605(c)(4), Nasdaq will provide  the Company a cure period until the earlier of the Company’s next annual shareholders’ meeting or January 5, 2024 in order to regain compliance (the “Cure Period”). The Company is actively searching for an additional independent director for its audit committee and expects to fill the current vacancy and appoint a third independent director to the audit committee of the Company’s board of directors as soon as possible and within the Cure Period.

About REE

REE Automotive (NASDAQ: REE) is an automotive technology company that focuses on enabling companies to build any size or shape of electric vehicle on their modular platforms. With design freedom, vehicles Powered by REE are equipped with the REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are designed to be autonomous capable, offer a low total cost of ownership, and reduce the time to market for fleets looking to electrify. For more information visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs or intentions regarding the future. The words “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “seek,” “should,” “would,” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on information available as of the date of this communication. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments, and other factors that may cause results to be materially different. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Uncertainties that could cause actual results to differ from those projected in forward-looking statements include, but are not limited to REE’s ability to comply with Nasdaq Listing Rules in the future and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2022 and in subsequent filings with the SEC.

Contacts

Investors

Kamal Hamid
VP Investor Relations | REE Automotive
+1 303-670-7756
investors@ree.auto

Dana Rubenstein

Chief of Staff

1+972-54-671-2845

investors@ree.auto

Media
Jessica Dingley
Global Communications Director | REE Automotive
+44 785-4545-705
media@ree.auto